As filed with the Securities and Exchange Commission on April 30, 2002

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                        PHARMACY BUYING ASSOCIATION, INC.
             (Exact name of registrant as specified in its charter)


                   MISSOURI                             43-1482785
         (State or other jurisdiction       (I.R.S. Employer Identification No.)
       of incorporation or organization)


       1575 N. UNIVERSAL AVE., SUITE 100                  64120
             KANSAS CITY, MISSOURI                      (Zip Code)
   (Address of principal executive offices)


Registrant's telephone number, including area code:  (816) 245-5700



Securities to be registered pursuant to Section 12(b) of the Act:


                                 NOT APPLICABLE


Securities to be registered pursuant to Section 12(g) of the Act:


                          COMMON STOCK, $1.00 PAR VALUE
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            Page

Item 1.  Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Item 2.  Financial Information  . . . . . . . . . . . . . . . . . . . . . . . 11

Item 3.  Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

Item 4.  Security Ownership of Certain Beneficial Owners and Management . . . 15

Item 5.  Directors and Executive  Officers . . . . . . . . . . . . . . . . . .16

Item 6.  Executive  Compensation . . . . . . . . . . . . . . . . . . . . . . .19

Item 7.  Certain  Relationships and Related Transactions . . . . . . . . . . .20

Item 8.  Legal  Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . .20

Item 9.  Market Price of and Dividends on the Registrant's Common Equity
               and Related  Stockholder  Matters . . . . . . . . . . . . . . .20

Item 10. Recent Sales of  Unregistered  Securities . . . . . . . . . . . . . .21

Item 11. Description of  Registrant's  Securities to be Registered . . . . . .22

Item 12. Indemnification  of Directors  and Officers . . . . . . . . . . . . .23

Item 13. Financial  Statements and Supplementary  Data . . . . . . . . . . . .24

Item 14. Changes in and Disagreements with Accountants on Accounting and
               Financial  Disclosure . . . . . . . . . . . . . . . . . . . . .42

Item 15. Financial  Statements  and Exhibits . . . . . . . . . . . . . . . . .42


                -------------------------------------------------

     This registration statement contains "forward-looking" statements based on our current expectations and assumptions regarding our business and our industry. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of known and unknown risks, uncertainties and other factors, including those described in "Item 1. Business--Risk Factors" of this registration statement. For convenience in this registration statement, "TrueCare," "we," "us," and "our" refer to Pharmacy Buying Association, Inc. d/b/a TrueCare Pharmacy and its subsidiary.

ITEM 1.  BUSINESS.

OVERVIEW

     TrueCare was formed in 1983 by a group of independent pharmacists for the purpose of helping independent pharmacies compete with larger chain pharmacies. We were originally formed as a not-for-profit cooperative and subsequently incorporated as a not-for-profit corporation. We incorporated as a for-profit corporation in Missouri in May 1988. We are a group purchasing association for and wholesale pharmaceutical distributor to independent retail pharmacies. We also offer various other programs and services to assist independent pharmacies in their practice.

     We are a membership-based organization. Our operations are similar to a cooperative in that our customers are our members and we pay rebates to members based on each member's purchases and compliance with our programs. In order to benefit from our products and services, all members must sign a membership agreement with us and pay a $50 per month membership fee. In addition, members must have an account established with one of our endorsed wholesaler-partners or purchase a minimum amount from our distribution center. Our membership agreement may be terminated at any time by us or the member. Members are not required to purchase shares of our common stock in order to join or maintain membership with us. As of December 31, 2001, approximately 55% of our members owned at least one share of our common stock.

     We have experienced substantial growth in revenues during the past five years, primarily as a result of an increase in the amount of distribution sales to our members and through the addition of new members. In 2001, we had revenues of approximately $90.4 million and net income from operations of $1.3 million, compared to revenues of $3.9 million and net income of $44,882 in 1997. During this same period, our membership increased by approximately 500 independent pharmacy members to approximately 1,200 members at the end of 2001. Our members are located in 16 states, primarily in the midwestern United States, with approximately 95% of our members' stores in Arkansas, Illinois, Iowa, Kansas, Missouri, Nebraska, Oklahoma and Texas. No member/customer represented more than 7% of our total revenues during the past fiscal year.

PHARMACEUTICAL INDUSTRY

     As a whole, the pharmaceutical industry, comprised of retail outlets, wholesale distributors and drug manufacturers, has experienced substantial growth over the past several years. For the foreseeable future, we anticipate the entire pharmaceutical industry to continue to experience strong growth in the aggregate due to the following principal reasons:

     AGING OF THE POPULATION. The number of individuals over the age of 50 in the United States is projected to grow from 28% of the population presently to 32% in 2010 and 35% in 2015. This demographic group represents the largest percentage of new prescriptions filled and obtains more prescriptions per capita annually than any other age group.

     INCREASED RELIANCE ON DRUGS AND OUTPATIENT THERAPIES. In response to rising heath care costs, governmental and private payors have adopted cost-containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While a large amount of attention has been focused on the overall increase in aggregate health care costs, we believe that drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays. In the aggregate, costs for pharmaceutical medications accounted for only 11% of the overall costs of health care in the United States.

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     RISING  PHARMACEUTICAL  COSTS.  We believe that price increases for branded pharmaceutical products by manufacturers will continue to equal or exceed the overall increases in the Consumer Price Index. We further believe that the primary reason for the sustained pace of the increase is due to the relatively inelastic demand for branded pharmaceuticals in the face of higher prices charged for patented drugs as manufacturers attempt to recoup costs associated with the development, clinical testing and government approval of new products. From 1990 to 2000, the average retail price of a prescription increased from $22.06 to $45.79.

     INTRODUCTION OF NEW PHARMACEUTICAL PRODUCTS. Traditional research and development, as well as the advent of new production and delivery methods, continue to generate new efficiencies in drug therapies and treatments. As the demand for more of these types of innovations grows and as patents for these drugs expire, drug manufacturers will continue to expend significant amounts of capital in research, development and marketing of new drugs. We believe this will contribute to the continued expansion of the industry.

WHOLESALE PHARMACEUTICAL INDUSTRY

     As with the overall pharmaceutical industry, wholesale pharmaceutical distributors have experienced tremendous sales growth. For the period between 1970 and 2000, wholesale pharmaceutical distributors increased aggregate sales from $2.4 billion to $109.8 billion. During 2000, wholesale distribution sales accounted for 75.7% of the $145.0 billion prescription pharmaceutical sales to retail pharmacies. We expect wholesale distribution companies to increase their sales for the foreseeable future.

     The wholesale pharmaceutical distribution industry continues to undergo substantial consolidation. The number of wholesalers has decreased by more than 50% since 1980. While the pharmaceutical industry as a whole has undergone rapid expansion, the wholesale distribution segment of the industry is seeing fewer, but larger players. This decrease in wholesale outlets translates into fewer wholesale distributors controlling larger segments of the wholesale distribution channel.

INDEPENDENT RETAIL PHARMACY INDUSTRY

     The retail pharmacy industry is comprised primarily of independent pharmacies and chain pharmacies, including pharmacy departments of mass merchandisers and supermarkets. Independent pharmacies are generally defined as single-store pharmacies, independent chains or pharmacist-owned franchises. There were approximately 25,000 independent pharmacies in the United States in 2000, or approximately 45% of the nation's total number of pharmacies. While the number of independent pharmacies actually increased by 244 stores in 2000, the number of independent pharmacies decreased by an average of 1,884 stores per year between 1990 and 1993, 1,407 stores per year between 1994 and 1996 and 451 stores per year between 1997 and 1999.

     The retail pharmacy industry is intensely competitive. Both independent and chain pharmacies compete on the basis of price, variety of product offerings, attractive surroundings, quality of service and insurance coverage. Independent pharmacies face intense competition with national chain drug stores, pharmacy departments of mass merchandisers, supermarkets and discount stores and mail order pharmacies. These competitors have financial and other resources, including national or regional advertising, brand recognition, more purchasing power and corporate backing, which are not typically enjoyed by independent pharmacies. Because of the volume of products purchased and sold through chain pharmacies, chain pharmacies have greater leverage to bargain with wholesalers and manufacturers and to negotiate more favorable pricing and delivery terms. Independent retail pharmacies do not have the leverage, acting alone, to obtain the same pricing accommodations and service levels as larger chains.

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

     In  addition  to  competition  with other  pharmacies,  the  entire  retail
pharmacy   industry  faces  several  other  issues  which  affect  our  members, including:

     CHANGES IN THIRD-PARTY REIMBURSEMENT. Pharmaceutical sales (sales of prescription medications) represent a growing percentage of sales for retail pharmacies. Pharmaceutical sales typically have lower margins than non-pharmacy sales and also are subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third-party payors become more prevalent and continue to seek cost containment. If Medicare is reformed to include prescription benefits, pharmacies may be reimbursed for some prescription drugs at prices lower than current retail prices. If third-party payors reduce their reimbursement levels or if Medicare covers prescription drugs at reimbursement levels lower than current retail prices, margins on these sales would be further reduced, and the profitability of the retail pharmacy industry could be adversely affected.

     LIMITED SUPPLY OF PHARMACISTS. There is a nationwide shortage of licensed pharmacists. In addition, our members must compete with chain store pharmacies to attract licensed pharmacists. Chain store pharmacies generally offer better compensation packages, training programs and other benefits to attract, hire and retain qualified pharmacists.

     CONSOLIDATION IN WHOLESALE DISTRIBUTION INDUSTRY. Since 1980, the number of pharmaceutical wholesalers has decreased by more than 50%. As a result, pharmacies do not have as many options for filling their product and service needs, and therefore reduced leverage in negotiating with wholesalers. We expect this trend to continue in the future.

     COMPLIANCE WITH FEDERAL LAWS. Our members' activities subject them to federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related rules and regulations. The costs associated with their efforts to comply with these privacy laws could be substantial and could have a material effect on their operations.

STRATEGY

     Our business strategy is to be an "interdependent chain of independent pharmacies" by providing our members with efficiencies and economies of scale that they otherwise would not enjoy on their own. We bring value to our members by:

     * offering an assortment of pharmaceutical products and services that assist our members in maximizing their margins;

     *    negotiating and managing various contracts on our members' behalf;

     *    providing superior levels of customer service; and

     * marketing a brand identity that projects a "chain-like" image to our members and our members' customers without members losing their independent pharmacy identity.

We believe this strategy allows our pharmacy members to achieve greater efficiencies and economies of scale, thereby reducing their expenses and increasing their revenue and profitability. Further, we believe this strategy helps close the gap between our members and national chain pharmacies by enabling our members to become more competitive.

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

     ACQUISITIONS. In January 2001, we acquired substantially all of the assets and business of Texas Pharmacy Co-op, Inc. ("TPC"), a pharmacy buying association located in Texas, in exchange for 832 shares of our common stock and the assumption of certain TPC liabilities by our wholly-owned subsidiary. As part of the transaction, TPC distributed the 832 shares of common stock to its shareholders (independent pharmacies) as part of a plan of liquidation. As a result of the transaction with TPC, we added approximately 500 new members located in Texas, and 288 new shareholders. We believe the transaction with TPC has increased our negotiating leverage with vendors.

     MANAGEMENT INFORMATION SYSTEMS. We have heavily invested in management information systems to maximize efficiencies and provide our members with a more efficient method of doing business. We have continually invested in advanced management information systems and automated technology. Our management information systems provide for, among other things, tracking of member purchases, sales and invoicing. As a result, our cost of receiving and processing orders has not increased as rapidly as our sales volume. Our customized systems strengthen member relationships by allowing members to lower their operating costs and by providing the basis for a number of the value-added services we provide to our members, including marketing data, inventory replenishment and computer price updates.

     SALES AND MARKETING. We employ Business Development Managers who manage assigned regions or states to meet with members and potential members. Our
Business Development Managers receive regular training to help them improve customer service, to provide them with the skills and resources necessary to increase business with existing members and to assist them in acquiring new members. We focus our marketing efforts on developing and maintaining primary relationships with members. We emphasize frequent personal interaction between our sales force and members so that our members learn to rely on our dependability, responsiveness, accuracy and breadth of products and services. We believe our decentralized sales force allows us to better respond to issues, services and products that may be specific to a particular geographic location.

OUR SERVICES

     DISTRIBUTION. Utilizing the chain-store model, in 1998 we opened our own distribution center for the purpose of serving a portion of our members' product needs. We buy and carry a limited selection of pharmaceutical products, short-dated items, generic brand drugs, over-the-counter drugs and other related products from several manufacturers and vendors. We stock these products in a 24,000 square foot warehouse we operate in Riverside, Missouri. Products are sold to members pursuant to telephonic, facsimile and internet orders and then delivered to members by third party carriers. We take advantage of promotional programs offered by manufacturers, such as short-dated products, overstock specials and other miscellaneous opportunities. These programs are of value to our members because we can pass the savings on to our members. We must maintain a significant quantity of inventory, however, to assure that members can obtain the products we supply on a timely basis.

     PURCHASING  AGENT.  We act as a  group  purchasing  agent  for  our  member pharmacies. We negotiate on our members' behalf with vendors and our wholesaler-partners for the purchase of pharmaceutical products. We currently deal with four different wholesaler-partners and several vendors. We enter into agreements with our wholesaler-partners to secure specified pricing for various items carried by the wholesaler-partner. We believe we can obtain more competitive product prices for our members by negotiating on behalf of our entire membership base than if each member were to negotiate with such wholesalers on its own. We believe this area of our business will become increasingly important to our members as consolidation in the pharmaceutical industry continues.

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

     THIRD PARTY. Third-party payors, including pharmacy benefit managers, insurance companies and claims processors, are an integral part of our members' business because they affect the amount of reimbursement our members receive for prescription drugs provided to their customers. As part of our ongoing service to members, we review and enter into contracts with third-party payors on behalf of our members. Members electing to become part of our third-party network must accept the endorsed third party payors' plans. We generally do not earn any income on third-party reimbursement arrangements.

     STORE IDENTITY. We have developed a store identity program called "TrueCare Pharmacy" to support our members. This program is designed to create a "chain-like" image to customers yet allow our members to retain their own independent identity. Signage and other advertising is available to all members.

     PRIVATE LABEL. We have created a private label line of "TrueCare" products comprised primarily of generic over-the-counter products and vitamins. Our line of products is available only to our independent pharmacy members. Our private label lines are sold through our distribution center and through our endorsed wholesaler-partners.

     SWITCHING SERVICES. We own approximately 49% of Data Rx Management, Incorporated, a developer and provider of transaction switching services for pharmacy claims data. Our relationship with Data Rx enables us to promote an alternative to our members for controlling the security and ownership of their third-party claims data.

     OTHER VALUE ADDED PROGRAMS. Various other programs are available to members through their affiliation with us. These programs include:

         o        Blood pressure program
         o        Cosmetic and fragrance programs
         o        Coupon redemption services
         o        Credit card services
         o        Employment screening
         o        General merchandise and greeting card programs
         o        Inventory services
         o        Worker's compensation program
         o        Innovative care
         o        Junior partnership with pharmacy students
         o        Group health insurance

REBATES TO MEMBERS

     We pay quarterly rebates to our members based on the dollar volume of each member's purchases of products supplied by us and/or our endorsed wholesaler-partners. Rebate percentages vary among products and wholesaler-partners. We receive rebates and administration fees from our wholesaler-partners and other vendors that we allocate to our members after reservation of amounts required to sustain operations. Members are not required to own shares of our common stock in order to receive rebates.

COMPETITION

     There  are  numerous   pharmacy  buying  groups  operating  in  overlapping
geographic regions. Most of these competitors offer a similar range of products and services at prices often comparable to ours. We

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seek to  distinguish  TrueCare  from our  competitors  by offering a  chain-like atmosphere, a higher level of customer service and a broader range of services than our competitors, as well as a more competitive pricing structure and more lucrative rebates.

     In addition to competing for members with other buying groups, we face existing and potentially increased competition from wholesalers that distribute products directly to our members. The wholesale distribution of pharmaceuticals is highly competitive and dominated by national and regional distributors. Competitive factors include price, delivery service, credit terms, breadth of product line, customer support, merchandising and marketing programs.

     Our members compete directly with national pharmacy chains including Osco Drug, Eckerd Drug and Walgreen Co., and pharmacy departments of mass merchandisers and supermarkets such as Wal-Mart and Target. While this competition increases the need and benefit of TrueCare and other buying groups like TrueCare, our sales and membership will be adversely affected to the extent our members are not able to compete effectively against these larger chain pharmacies.

REGULATORY MATTERS

     We are subject to regulation by the Drug Enforcement Agency and various state boards of pharmacy with respect to all pharmaceutical products and controlled substances maintained at or distributed from our distribution center. As a distributor of pharmaceuticals, we are required to register for permits and to meet various security and operating standards. We have received all necessary regulatory approvals and believe that we are in substantial compliance with all applicable distribution and storage requirements.

EMPLOYEES

     As of March 31, 2002, we had 48 full-time employees, including our four executive officers, 13 employees involved in sales and marketing, 9 involved with distribution and 4 administrative employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We consider our relations with our employees to be good.

RISK FACTORS

     Our  business  and  financial   condition   involve   numerous   risks  and
uncertainties, including the risks described below and elsewhere in this registration statement.

WE DEPEND EXCLUSIVELY ON THE INDEPENDENT PHARMACY MARKET.

     Our business depends entirely on the purchases of our independent retail pharmacy members. This market is subject to intense competition from larger chain pharmacies, including pharmacy departments of mass merchandisers, supermarkets, discount stores, and mail order pharmacies. Most of these chain pharmacies have substantially greater financial and other resources than our members and our company as a whole. Future consolidation in the retail pharmacy industry, increased competition from larger chain pharmacies, changes in third-party reimbursement or other events impacting independent pharmacies could adversely affect demand for our products and services. Much of our recent growth in revenues has occurred as a result of increased sales to our members and the addition of new members through the acquisition of another buying association. To the extent we are not able to access new markets and offer competitive prices and services to our current members, our ability to expand and maintain our business and customer base may be limited. Additionally, if our members and other

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independent   pharmacies  are  unable  to  effectively   compete  against  chain
pharmacies, our existing membership, as well as the number of potential new members, will decline.

WE FACE SUBSTANTIAL COMPETITION IN OUR INDUSTRY.

     The generic drug purchasing and distribution business is highly competitive and we expect such competition to remain intense. We compete primarily on the basis of breadth of service and products, pricing and quality of services. We believe our primary competitors among pharmacy buying groups are other buying associations such as IPC, Pace, Servall and United. Many of these competitors are either currently competing in or expanding into our primary markets in the midwestern United States. In the drug distribution business we compete against regional and national wholesalers, such as Cardinal Health, Inc., McKesson Corporation and ANDA. Many of these existing competitors, as well as potential competitors, have larger marketing and sales organizations and product offerings, as well as greater financial resources than we do. We cannot provide assurance that our competitors will not offer services or products that are superior to or more price competitive than our services and products. Our future success also depends on our ability to enhance our existing services and to introduce new services and products that will meet the requirements of our members in a changing marketplace. Our present or future services may not satisfy the needs of our member pharmacies. If we are unable to anticipate or respond adequately to our members' needs, we may lose business and members. In addition, these competitive pressures or the cost of providing increased services could cause a decline in our profit margins and the amount of rebates we are able to distribute in the future.

A DISRUPTION IN OUR RELATIONSHIP WITH OUR ENDORSED-WHOLESALER-PARTNERS WOULD HAVE A NEGATIVE EFFECT ON OUR ABILITY TO ATTRACT AND RETAIN MEMBERS.

     In addition to supporting members through our distribution center, we currently have agreements with four wholesaler-partners to support our members' product needs. Wholesalers play an integral part of our members' business and competitiveness because they directly affect the availability of product inventory and profitability at each pharmacy store. Many members have long-standing relationships with various wholesalers depending on their geographic location. The wholesaler-partners we endorse serve a vast majority of our members' product needs and, therefore, our relationship with these
wholesaler-partners   is   important   to   us.   Our   contracts   with   these
wholesaler-partners terminate in either 2003, 2004 or 2005. Although these contracts may be extended at the election of the parties, there is always the possibility that either of us may elect not to extend a contract. Certain of these contracts may be terminated prior to their expiration date, at the election of the wholesaler-partner, either without cause or if certain members of our management, including Mr. Smock, leave our employment. Any significant disruptions in our relationships with one or more of our wholesaler-partners would make it difficult for us to serve and retain members, resulting in loss of business that would have a material adverse effect on our results of operations and financial condition. We cannot provide any assurance that our distribution center or other wholesaler-partners will be able to make up any product shortfalls if a wholesaler-partner should terminate its relationship with us or that our members would not continue their relationship with that wholesaler, either directly or through another buying association.

FAILURE TO MANAGE GROWTH COULD IMPAIR OUR BUSINESS.

     Our business has grown rapidly over the last five years. During that period, we have significantly expanded our operations and increased our membership by approximately 500 pharmacies. It is difficult to manage this rapid growth, and our future success depends on our ability to implement and maintain:

     *    sales and marketing programs;

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     *    customer support programs;

     *    technological support;

     *    recruitment and training of new personnel; and

     *    operation and financial control systems.

If our business continues to grow at a rapid pace, we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our work force. Our inability or failure to manage our growth effectively could decrease our profitability and strain our resources, which would have a material adverse effect on our business.

WE DEPEND ON OUR MANAGEMENT TEAM AND THE LOSS OF THEIR SERVICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our ability to successfully implement our business plan in a rapidly evolving market requires an effective planning and management process. Our future success depends to a significant extent on the skills, experience and efforts of Nick Smock, our President, Chief Executive Officer and Chief Financial Officer, and other key members of our management team. The loss of any or all of these individuals could damage our business. We own and are the beneficiary of a life insurance policy on the life of Mr. Smock in the amount of $1 million. We have an employment agreement with Mr. Smock that terminates on March 31, 2004; however, Mr. Smock may terminate this agreement prior to that date upon 60 days' written notice. Mr. Smock is not subject to any non-competition restrictions upon termination of his employment. We do not have employment agreements with any other employees, but all employees, including Mr. Smock, are subject to confidentiality agreements.

OUR MEMBERS MAY TERMINATE THEIR MEMBERSHIP AT ANY TIME.

     As is standard in our industry, our members can terminate their membership agreements with us at any time. Accordingly, we cannot provide assurance that we will retain our membership, and the number of pharmacies purchasing products from or through us could decrease significantly at any time. If a large number of our members withdraw from membership, this could have a material adverse effect on our financial performance by reducing our sales and decreasing our efficiencies and economies of scale.

OUR PRIMARY MISSION IS TO IMPROVE THE PROFITABILITY AND COMPETITIVENESS OF OUR MEMBERS AND OUR ACTIONS OR DECISIONS MAY NOT ALWAYS HAVE A POSITIVE RESULT ON OUR BOOK VALUE.

     Our activities are intended to further the competitiveness of our pharmacy members. Not all of our activities will have an immediately positive impact on the book value of our common stock. In fact, some of our activities may cause our book value to decline. Since not all of our members are shareholders and not all of our shareholders are members, there may be a divergence in interests between our shareholders and members. For example, we distribute a significant portion of our profits to members in the form of rebates. While we believe the distribution of rebates assists our members and provides an increased incentive to maintain membership with us, the distribution of rebates lowers the book value of our common stock and provides no direct benefit to non-member shareholders. Distributing rebates also decreases the amount of cash available for working capital.

OUR OPERATIONS MAY SUFFER IF GOVERNMENTAL REGULATIONS REGARDING PHARMACEUTICALS CHANGE.

     The health care and pharmaceutical industry is highly regulated at the local, state and federal level. Consequently, we are subject to the risk of changes in various laws and regulations, which include the operating and security standards of the United States Drug Enforcement Administration, various state boards of pharmacy, and comparable agencies. These changes may affect our operations, including how we distribute and store pharmaceutical products and how our pharmacy members operate.

WE MAY ENGAGE IN ACQUISITION OR MERGER TRANSACTIONS, WHICH ENTAIL RISKS THAT COULD HARM OUR FINANCIAL PERFORMANCE OR BOOK VALUE.

     As part of our business strategy, we may make acquisitions or merge with other similar companies in the industry. Any future acquisitions or mergers would be accompanied by the risks commonly encountered in these types of transactions. These risks include:

     * the difficulty associated with integrating the personnel, members and operations of an acquired company;

     * risks and liabilities associated with inadequate due diligence of, or inaccurate representations and warranties by, an acquired company;

     *    the potential disruption of our existing business; and

     * adverse effects on our financial statements, including the assumption of liabilities of acquired businesses.

If we make acquisitions or enter into mergers and any of these or other problems materialize, these transactions could adversely affect our operations and financial condition.

WE RELY ON STRATEGIC RELATIONSHIPS TO GENERATE REVENUE AND CREATE BETTER PROGRAMS FOR OUR MEMBERS.

     We establish and maintain strategic relationships with drug manufacturers, wholesalers and other companies. We believe these relationships are important to our success and the success of our members because they enable us to

     * extend the reach of our services and products to various participants in the independent retail pharmacy industry;

     * ensure a sufficient flow of products to our members at competitive prices; and

     * better control the security and confidentiality of our members' information.

Our ability to bring value to our members is affected by our ability to develop strategic relationships and to compete effectively in an industry that is dominated by such relationships. Our business may be adversely affected if we cannot establish or maintain those relationships.

PERFORMANCE OR SECURITY PROBLEMS WITH OUR SYSTEMS COULD DAMAGE OUR BUSINESS.

     Our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures or loss of data. We currently process all of our customer transactions and data at our principal office in Kansas City, Missouri. Although we have safeguards for emergencies, the occurrence of a major catastrophic event or other system failure at our Kansas City, Missouri facility could interrupt data processing or result in a loss of stored data. This could result in the loss or delays of information, products or services to our members.

THERE IS NO TRADING MARKET FOR OUR COMMON STOCK AND OUR BYLAWS IMPOSE SUBSTANTIAL LIMITATIONS ON SHAREHOLDERS' ABILITY TO TRANSFER OUR COMMON STOCK.

     There is no trading market for our common stock, and no such market is expected to develop. Shares may only be transferred to us, to our pharmacy members or licensed pharmacists who own or are employed by a pharmacy member, or to our employees. We do not have any obligation to repurchase our shares except upon the death, incompetency or bankruptcy of a shareholder. The price we will pay to repurchase our shares is set by our board of directors based on our book value per share as of the end of each fiscal year. The board may adjust the price based on more current financial information if it deems advisable. Shares may not be pledged as security for any loan. As a result of these restrictions, our shares are highly illiquid and shareholders may not be able to sell our shares for their fair market value if they need to liquidate their investment in our common stock.

IT IS UNLIKELY WE WILL PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. We intend to distribute future earnings, if any, that may be generated from our operations, after reserving amounts required to finance our operations and expansion, to our members based on the amount of their purchases from us and endorsed wholesaler-partners and their participation in our programs, regardless of whether members own any common stock or the number of shares they may own. We currently do not plan to pay dividends to holders of our common stock.

OUR SHAREHOLDERS HAVE LIMITED VOTING RIGHTS.

     Pursuant to our bylaws, shareholders have one vote regardless of the number of shares held by them. As such, a majority of our shareholders have the power to elect directors and approve any other matters submitted for a shareholder vote whether or not they own a majority of the shares outstanding.

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING INFORMATION.

     This registration statement contains "forward-looking" statements based on our current expectations and assumptions regarding our business and our industry. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of known and unknown risks, uncertainties and other factors, including those described above.

ITEM 2.  FINANCIAL INFORMATION.

                             SELECTED FINANCIAL DATA

     The following selected historical financial data as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements for 2001, 2000, 1999 and 1998, and unaudited reviewed financial statements for 1997, and should be read in conjunction with the financial statements and notes thereto included elsewhere in this registration statement. Our historical results are not necessarily indicative of future operating results.

                        PHARMACY BUYING ASSOCIATION, INC.
                             d/b/a TrueCare Pharmacy

                             SELECTED FINANCIAL DATA

                            YEARS ENDED DECEMBER 31,

                                                                                              Unaudited
                                        2001          2000          1999          1998           1997
                                        ----          ----          ----          ----           ----
Revenues .........................   $90,414,670   $22,005,359   $ 9,367,882   $ 4,352,293   $ 3,896,127

Operating expenses ...............    88,361,272    20,563,626     8,574,071     3,907,345     3,866,477

Operating income .................     2,053,398     1,441,733       793,811       444,948        29,650

Net income .......................     1,310,328       987,371       494,727       275,698        44,882

Net income (loss) per share -
assuming full dilution ...........        230.29        211.75        112.93         64.55         10.62

Weighted average common shares
outstanding - assuming full
dilution (a)(b) ..................         5,690         4,663         4,381         4,271         4,228

Balance Sheet:

Cash .............................   $   614,519   $ 1,697,442   $   259,616   $   353,978   $   285,449
Accounts receivable, net .........     6,380,342     2,462,881     2,587,786     2,025,897     1,061,917
Inventories ......................     4,672,273     3,418,236     1,196,862        99,769
Other assets .....................       149,714       182,043       140,909       205,163        67,214
Property and equipment, net ......       597,722       414,123       213,424       178,840       155,170
                                     -----------   -----------   -----------   -----------   -----------
Total assets .....................   $12,414,570   $ 8,174,725   $ 4,398,597   $ 2,863,647   $ 1,569,750

Accounts payable .................   $ 6,196,385   $ 3,342,898   $ 1,422,119   $   847,753   $   111,715
Other liabilities ................     1,127,844     1,386,829       858,246       503,676       241,656
Long-term debt, less current
portion ..........................        18,336        25,457        12,459
Stockholders' equity .............     5,072,005     3,419,541     2,105,773     1,512,218     1,216,379
                                     -----------   -----------   -----------   -----------   -----------
Total liabilities and
stockholders' equity .............   $12,414,570   $ 8,174,725   $ 4,398,597   $ 2,863,647   $ 1,569,750

(a) Share and per share amounts prior to 2001 have been adjusted for the two-for-one stock split effected January 1, 2001.
(b) Share and per share amounts prior to January 1998 have been adjusted for the two-for-one stock split effected January 1998.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included in elsewhere in this registration statement.

OVERVIEW

     We derive revenues from the following three primary sources:

     DISTRIBUTION CENTER. We sell pharmaceutical-related products to our members through our own distribution facility located in Riverside, Missouri.

     PARTICIPATION PROGRAMS AND FEES. Our members pay us a membership fee in accordance with our membership agreement. Each of our wholesaler-partner contracts provides that the wholesaler-partner will pay us an administration fee based on a percentage, which varies by wholesaler-partner, of the dollar value of products purchased by our members from the wholesaler-partner. In addition, we also receive rebates and fees from other vendors and manufacturers. These rebates and fees are typically paid to us on either a quarterly or monthly basis.

     THIRD PARTY REVENUES. Revenue from our third party segment is generated from claims costs of goods, claims processing fees per paid claim charged to plan sponsors, and rebate administration fees. A major portion of the revenue includes the claims costs of goods that is collected from the plan sponsor in order to pay the participating network provider. While there is usually no net income generated from this revenue, it does account for a substantial portion of the third party segment's total revenues.

     Our expenses are categorized as follows:

     OPERATING EXPENSES. Operating expenses are primarily composed of cost of goods sold and rebates paid to members on a quarterly basis.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses are typical, non-operating expenses primarily composed of such items as salaries and wages, insurance, freight and postage, office rent, travel, and other miscellaneous expenses.

RESULTS OF OPERATION

     The following discussion is based on our historical results of operations for fiscal years 2001, 2000 and 1999.

     COMPARISON OF FISCAL YEARS 2001 AND 2000

     REVENUES

     Total Revenues. For 2001, total revenues increased to $90.4 million from $22.0 million in 2000, representing a 311% increase. The increase is primarily attributable to an increase in our membership from 748 members at the end of 2000 to 1,207 members at the end of 2001, and additional revenue generated from distribution activities.

     Distribution. Revenues from our distribution center increased to $82.6 million in 2001 compared to $17.4 million in 2000. This increase was primarily due to a substantial increase in our membership base and product offerings.

     Participation Programs and Fees. Revenues from participation and fee programs increased to $6.8 million in 2001 from $3.9 million in 2000. A significant portion of the increase was attributable to a significant increase in the number of participating members due to the TPC acquisition. Also contributing to the increase was the increase in our membership base and the corresponding increase in fees collected for membership.

     Third Party. Revenues from third party activities increased in 2001 to $0.73 million versus $0.56 million in 2000. A significant portion of the increase is attributable to a general increase in third party activity due to an increase in the number of members from the TPC acquisition.

     INCOME FROM OPERATIONS. Income from operations increased to $2.1 million compared to $1.4 million for the previous fiscal year. As a percentage of total revenues, income from operations was 2.3% in 2001 compared to 6.6% in 2000. The decrease in rate is attributable to a larger portion of our revenues arising from the sale of pharmaceutical products, which have lower margins than our other sources of revenue.

     OPERATING COSTS. Our operating costs increased from $17.8 million in 2000 to $83.4 million in 2001. The increase is attributable to an increase in the cost of goods sold through our distribution activities and additional rebates paid to our members.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $5.0 million for 2001 from $2.8 million in 2000. The increase primarily resulted from increased salary and wages, rent expense, bad-debt expense and an allowance for our investment in Data Rx. General and administrative expenses as a percentage of revenue decreased to 5.5% in 2001 from 12.7% in 2000.

     INCOME TAXES. Income taxes increased by 42% in 2001 over 2000. Income tax expense for 2001 was $0.78 million versus $0.55 million in 2000. The increase corresponds to an increase in pre-tax income in 2001 over 2000 of 36%.

     COMPARISON OF FISCAL YEARS 2000 AND 1999

     REVENUES

     Total Revenues. Total revenues increased to $22.0 million in 2000 compared to $9.4 million in 1999. The increase in revenues is largely attributable to an increase in distribution activities.

     Distribution. Revenues from our distribution activities increased to $17.4 million in 2000 compared to $4.9 million in 1999. This increase is primarily due to increased usage by member pharmacies of the distribution center, which opened in the fourth quarter of 1998.

     Participation Programs and Fees. Revenues from participation and fee programs increased to $3.9 million in 2000 from $3.4 million in 1999. This increase is due to increased usage of TrueCare programs by our members and a marginal increase in the number of members.

     Third Party. Third party revenue decreased from $0.95 million in 1999 to $0.56 million in 2000. In the fourth quarter of 1999 we decided to transition the third party segment into providing third party support for our members from comprehensive managed care. This change led to a reduction in third party membership and revenues primarily in the second half of 2000.

     INCOME FROM OPERATIONS. Income from operations increased to $1.4 million compared to $0.79 million for the previous fiscal year. Income from operations as a percentage of total revenues was 6.6% in 2000 compared to 8.5% in 1999. The decrease in rate is attributable to a larger portion of our revenues arising from the sale of pharmaceutical products, which have lower margins than our other sources of revenue.

     OPERATING COSTS. Operating costs increased from $6.2 million in 1999 to $17.8 million in 2000. The increase is attributable to an increase in our distribution activities, which began in the fourth quarter of 1998.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses for 2000 was $2.8 million, up from $2.4 million the prior year. This increase primarily resulted from additional wages for new employees and increased legal expenses associated with our transaction with TPC. As a percentage of revenues, general and administrative expenses decreased to 12.7% from 25.8% for the prior year.

     INCOME TAXES. Income tax expense increased from $0.35 million in 1999 to $0.55 million in 2000, representing a 42% increase. The increase in income taxes follows an increase in our pre-tax income from 1999 to 2000 of approximately 82%.

LIQUIDITY AND CAPITAL RESOURCES

     Our capital requirements relate primarily to working capital for day-to-day operations, including general and administrative expenses, maintenance of product inventory levels to fulfill our operating commitment to our members and membership rebates. Historically, we have financed our cash requirements from three primary sources: on-going operations, sales of our common stock, and borrowings under our line of credit.

     During fiscal 2001:

     * Net cash provided by (used by) operations was ($0.74 million), compared to $1.5 million for fiscal 2000, primarily due to a substantial increase in accounts receivable, partially offset by an increase in accounts payable. An increase in inventories and income taxes also contributed to the net consumption of cash by operations.

     * Net cash used by investing activities of $0.35 million, compared to $0.44 million in 2000, was primarily attributable to the purchase of property and equipment.

     * Net cash provided by (used by) financing activities was ($0.03 million), compared to $0.34 million in 2000, primarily as a result of payments on long-term debt and the termination of our common stock offering at the end of 2000.

     We have a $3 million line of credit (the "Credit Agreement") with Bank of America, N.A. that expires on June 30, 2002. Borrowings under the Credit Agreement bear interest at the lender's prime rate, which was 4.75% as of December 31, 2001. The Credit Agreement imposes certain requirements on us, including the maintenance of a minimum tangible net worth. We accessed our line of credit from time to time during 2001 but no amounts were outstanding under the Credit Agreement as of December 31, 2001. We anticipate renewing a new bank line of credit upon expiration of our current Credit Agreement.

     Cash and cash equivalents as of December 31, 2001 were $0.6 million, down from $1.7 million as of December 31, 2000. We believe that our cash equivalents as of December 31, 2001, amounts available under the Credit Agreement, amounts raised through the sale of our common stock and operating cash flows will be sufficient to meet our anticipated capital expenditure requirements at least through the next 12 months. Because we are registering our common stock under the Securities Exchange Act of 1934, our ability to issue additional shares is more limited because certain securities exemptions previously relied on by us are not available to issuers registered under the Exchange Act. Accordingly, any further issuances of common stock may require registration under the Securities Act of 1933, making it more costly and time consuming to issue shares. To the extent we are unable to renew our existing Credit Agreement or obtain a new bank line of credit or raise funds through the sale of common stock, our ability to increase or maintain our current level of operations, including product inventory levels, may be diminished. In addition, we may not be able to obtain additional capital in adequate amounts or acceptable terms to meet demands of our business in the future. This would have an adverse effect on our operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks primarily from changes in U.S. interest rates. We do not engage in financial transactions for trading or speculative purposes.

     The interest payable on our Credit Agreement is based on variable interest rates and is therefore affected by changes in market interest rates. While as of December 31, 2001, no amounts were outstanding under the Credit Agreement, to the extent interest rates rise when we do borrow money under the Credit Agreement, our interest expense will increase.

ITEM 3.  PROPERTIES.

     We lease  approximately  6,000 square feet for our executive office at 1575
N. Universal Avenue, Suite 100, Kansas City, Missouri, from an unaffiliated third party. The term of the lease expires on June 30, 2003 and our annual rental obligation is approximately $73,000. We also lease (through a wholly-owned subsidiary) approximately 2,400 square feet of office space at 1800 Guadalupe, Austin, Texas, from an unaffiliated third-party. The term of the lease in Texas terminates on December 31, 2002 and our annual rental obligation is approximately $36,400.

     We lease approximately 24,000 square feet for our distribution facility in Riverside, Missouri, from an unaffiliated third party. The warehouse lease expires on December 31, 2004, and our annual rental obligation is approximately $193,000. We believe our current available space will be sufficient for the next 12 months.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2002 by:

     *    each of our directors;

     *    each of our named executive officers; and

     *    all of our directors and executive officers as a group.

No shareholder owns more than 5% of our outstanding common stock. We have no options or warrants outstanding. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.

                                                  NUMBER OF SHARES OF
                                                    COMMON  STOCK       PERCENT OF COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER (1)          BENEFICIALLY OWNED        OUTSTANDING (2)
----------------------------------------          ------------------        ---------------
Michael  Burns . . . . . . . . . . . . . . . . .         108                      1.9%
Nick  Smock  . . . . . . . . . . . . . . . . . .          73                      1.3%
Gene  Forrester  . . . . . . . . . . . . . . . .          44                        *
Steve  Erickson  . . . . . . . . . . . . . . . .         124                      2.2%
Mike  Miller . . . . . . . . . . . . . . . . . .           6                        *
John  Raniero  . . . . . . . . . . . . . . . . .          32                        *
Phil  Rozell . . . . . . . . . . . . . . . . . .          24                        *
Tammy  Gray  . . . . . . . . . . . . . . . . . .          10                        *
Gary  Foster . . . . . . . . . . . . . . . . . .           1                        *
Steve  Stephenson  . . . . . . . . . . . . . . .          10                        *
Carlos  Solis  . . . . . . . . . . . . . . . . .           1                        *
David  Dubose  . . . . . . . . . . . . . . . . .          10                        *
Clark  Balcom  . . . . . . . . . . . . . . . . .          60                      1.1%
Harvey  Rogers.  . . . . . . . . . . . . . . . .          20                        *
Robert  Breaman  . . . . . . . . . . . . . . . .          16                        *
All of our directors and executive officers
as a group (15  persons) . . . . . . . . . . . .         539                      9.5%

---------------------------------
* Less than 1%.

(1)  The  address  for  each  of  these  shareholders  is  c/o  Pharmacy  Buying
     Association, Inc., 1575 N. Universal Avenue, Suite 100, Kansas City, Missouri 64120.
(2)  Based on 5,690 shares of common stock outstanding as of March 31, 2002.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     Our board of directors currently consists of 12 members, all of whom are pharmacists. Eleven of our directors own or operate member pharmacies and are elected by the shareholders. Nick Smock, our President and Chief Executive Officer, is appointed by, and may be removed at the discretion of, the board. Only Mr. Smock is an employee of TrueCare, although each of the other directors transacts business with us as an owner of one or more member pharmacies. See "Item 7. Certain Relationships and Related Transactions."

     Directors (excluding Mr. Smock) are divided into three classes. The appropriate class is elected at each annual meeting of the shareholders. As a result of our transaction with TPC, the size of our board was increased to 18 members in January 2001. Our board decided to reduce the size of the board to 12 members and therefore no directors were elected to fill the six vacancies at the 2001 annual meeting of shareholders. Our board anticipates moving three directors into a third class, which directors will be nominated and elected for a two-year term at the 2002 annual meeting of shareholders, in addition to the election of four directors for a three-year term.

     Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between any of our directors and/or any executive officers.

     Set forth below is the name, age, position, term of office and a brief account of the business experience, including principal occupation or position, of each person who is a director or executive officer of TrueCare.

   NAME                            AGE                      PRESENT POSITION                      TERM EXPIRES
   ----                            ---                      ----------------                      ------------
   Michael Burns                   35                      Chairman, Director                         2003
   Nick Smock                      43          President, Chief Executive Officer, Chief         Not Applicable
                                                       Financial Officer, Director
   Gene Forrester                  50                  Director, Board Treasurer                      2003
   Steve Erickson                  51                           Director                              2003
   Charles M. Miller               49                           Director                              2002
   John Raniero                    44                           Director                              2002
   Phil Rozell                     50                           Director                              2003
   Tammy Gray                      43                  Vice-Chairwoman, Director                      2002
   Gary Foster                     56                           Director                              2002
   Steve Stephenson                52                           Director                              2002
   Carlos Solis                    42                           Director                              2002
   David Dubose                    51                  Director, Board Secretary                      2002
   Clark Balcom                    35            Vice President, Information Technology          Not Applicable
   Harvey Rogers                   40                Vice President, Managed Care/               Not Applicable
                                                               Third Party
   Robert Breaman                  41                    Vice President, Sales                   Not Applicable

     MICHAEL BURNS has served on our board and as Chairman since 1997. Mr. Burns owns and operates Burns Pharmacy, Inc., which operates seven retail pharmacies in Missouri and Kansas. Mr. Burns received his Bachelor of Science in Pharmacy from the University of Kansas in 1989.

     NICK SMOCK has served as our President, CFO and CEO since 1998 and as a director since 1999. Mr. Smock has been with TrueCare since 1994 and prior to 1998 served as our Assistant Administrator and functioned as our CFO. He spent several years as a practicing pharmacist prior to coming to TrueCare. Mr. Smock received his Bachelor of Science in Pharmacy from the University of Missouri in 1983 and his Masters of Business Administration in finance from the University of Missouri-Kansas City in 1990.

     GENE FORRESTER served on our board from 1989 to 1994 and was re-elected to the board in 1997. Mr. Forrester has served as Treasurer of the board since 1997. Mr. Forrester is the owner of D&H Drug Stores located in Columbia, Missouri. Mr. Forrester received his Bachelor of Science in Pharmacy from St. Louis College of Pharmacy in 1974.

     STEVE ERICKSON has served on our board since 1997. Mr. Erickson is President of KCJSE d/b/a The Drug Store and Director of Pharmacy at the Cameron Community Hospital, each located in Cameron Missouri. Mr. Erickson received his Bachelor's of Science in Pharmacy from the University of Missouri-Kansas City in 1975.

     CHARLES M. MILLER has served on our board since 1999. Mr. Miller is a staff pharmacist and CEO of Miller Professional Pharmacy located in Platte City, Missouri. Mr. Miller received his Bachelor of Science in Pharmacy from the University of Missouri - Kansas City in 1975.

     JOHN RANIERO has served on our board since 1999. Mr. Raniero is the vice president of Goldsmith Pharmacy, located in St. Louis, Missouri. Mr. Raniero received his Bachelor of Science in Pharmacy from the St. Louis College of Pharmacy in 1980.

     PHIL ROZELL has served on our board since 2000. Mr. Rozell is president and sole owner of R & R Medical, Inc., which owns one pharmacy in Missouri under the name Family Pharmacy of Neosho and one pharmacy in Arkansas under the name Southgate Pharmacy. Mr. Rozell received his Bachelor of Science in Pharmacy from the University of Arkansas in 1974.

     TAMMY GRAY has served on our board and as Vice Chairwoman since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Ms. Gray is president and sole owner of PBG, Inc. d/b/a Lamar Plaza Drug Store, located in Austin, Texas.

     GARY FOSTER has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Foster is a pharmacist at Foster Drug Co. located in Pittsburg, Texas.

     STEVE STEPHENSON has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Stephenson is a pharmacist at S & R Pharmacy located in Kirbyville, Texas.

     CARLOS SOLIS has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Solis is President and sole owner of Ridgepoint Medical Pharmacy, LLC, d/b/a Ridgepoint Medical Pharmacy located in McAllen, Texas.

     DAVID DUBOSE has served on our board since January 2001 and previously served on the board of directors of Texas Pharmacy Co-op, Inc. Mr. Dubose has also served as Secretary of the board since January 2001. Mr. Dubose is a pharmacist and owner of Sholars Drug, located in Orange, Texas.

     CLARK BALCOM has served as our Vice President - Information Technology since February 1996.

     HARVEY (MONTY) ROGERS has served as our Vice President - Managed Care/Third Party since April 1998. From March 1997 to March 1998, Mr. Rogers served as Vice President of Infusion for OmniCare in Overland Park, Kansas.

     ROBERT BREAMAN has served as our Vice President - Sales since March 1999. From August 1997 to March 1999, Mr. Breaman served as Director of Sales for D & K Healthcare, a regional pharmaceutical wholesaler located in St. Louis, Missouri.

     Except as described above, each of the directors and executive officers has served in the principal occupation or position indicated above for at least the past five years.

BOARD COMMITTEES

     The board has two committees, a Compensation Committee and Audit Committee. The Compensation Committee makes recommendations to the entire board concerning salaries and compensation for our officers and employees, and is comprised of Mike Burns, Steve Stephenson and

John Raniero. The Audit Committee monitors our financial reporting process, reviews and appraises the efforts of our outside auditor and provides a direct link between the board, senior management and our auditors. The Audit Committee is comprised of Mike Burns, Mike Miller and Gene Forrester.

ITEM 6.  EXECUTIVE COMPENSATION.

DIRECTOR COMPENSATION

     Non-employee directors receive a fee of $400 per day for each board meeting attended. In addition, Gene Forrester receives an additional fee of $400 per meeting for his services as board treasurer. Directors also are reimbursed for their expenses, including meeting-related travel and lodging at the meeting location. Mr. Smock does not receive any additional fees for attending board meetings or serving on the board.

EXECUTIVE OFFICER COMPENSATION

     The following table provides certain historical, summary information concerning compensation paid by us to our CEO and CFO and each additional executive officer whose salary and bonus exceeded an aggregate of $100,000 in the year ended December 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION
                                                      -------------------
                                                                                   ALL OTHER
    NAME AND PRINCIPAL POSITION           YEAR        SALARY        BONUS        COMPENSATION (1)
    ---------------------------           ----        ------        -----        ----------------
NICK SMOCK . . . . . . . . . . . .        2001       $180,000      $30,000           $1,680
President, CEO and CFO                    2000       $150,000        -0-             $1,680
                                          1999       $110,000      $ 7,500 (2)       $1,545

CLARK BALCOM . . . . . . . . . . .        2001       $150,000      $26,000           $1,680
Vice President - Information              2000       $130,000      $10,000           $1,680
Technology                                1999       $ 88,000        -0-             $  894

HARVEY  ROGERS . . . . . . . . . .        2001       $130,000      $22,000           $1,843
Vice President - Managed                  2000       $110,000         -0-            $1,246
Care/Third Party                          1999       $ 92,500         -0-            $  953

ROBERT BREAMAN . . . . . . . . . .        2001       $100,000       $8,000            -0-
Vice President - Sales                    2000       $ 87,000       $6,200            -0-
                                          1999       $ 82,000         -0-             -0-
---------------------------------

(1) Consists entirely of contributions made on behalf of the named executive officer to TrueCare's 401(k) Plan.
(2) Consists of 10 shares of common stock issued to Mr. Smock with an assigned value at the time of issuance of $750 per share.

EMPLOYMENT AGREEMENT

     We have an employment agreement with Nick Smock pursuant to which Mr. Smock acts as our President, Chief Executive Officer and Chief Financial Officer. The agreement expires on March 31, 2004, but the board and Mr. Smock may renew or extend the term of the agreement for one or more years. We can terminate the agreement prior to March 31, 2004 for cause, upon vote of at least 75% of the directors on our board and payment of 120 days' salary to Mr. Smock. Mr. Smock also may terminate the agreement prior to March 31, 2004 upon 60 days' written notice. During the period of his employment, Mr. Smock will receive an annual salary of $180,000, as adjusted for inflation based on the Consumer Price Index.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The directors or the independent pharmacies with which they are affiliated, acting in their capacity as members of our buying association, have purchased products and services from us on the same terms and conditions as every other member, and can be expected to do so in the future.

     Ms. Gray and Messrs. Foster, Stephenson, Solis and Dubose previously served on the board of directors of TPC, and were elected to our board in January 2001 as part of the transaction between TrueCare and TPC.

     Gary Foster owns 100 shares, or less than 1%, of DataRx Management, Incorporated. These shares were purchased prior to his appointment to our board.

ITEM 8.  LEGAL PROCEEDINGS.

     There currently are no pending legal proceedings against us which, if determined adversely, would have a material effect on our business or financial condition.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NO TRADING MARKET

     Our common stock does not trade on any securities exchange or automated quotation system, and there is no firm which makes a market in our common stock. Pursuant to our bylaws, a shareholder may not sell or otherwise transfer his or her common stock except to us, to one of our members (or a licensed pharmacist employed by a member) or to one of our employees. While our bylaws permit our board of directors to authorize persons other than the foregoing to own our common stock, this has occurred only when a shareholder has retired or otherwise voluntarily terminated membership and retained his or her shares. In that event, we have a right to repurchase those shares.

     In light of these restrictions and the lack of any market for our common stock, shareholders are required to hold our common stock indefinitely and must consider our shares an illiquid investment. We will not have any obligation to purchase a shareholder's shares unless the shareholder's membership is terminated due to death, incompetency or bankruptcy. In addition, we have a right of first refusal to purchase any shares that a shareholder proposes to transfer and a right of set-off against the shareholder's shares for any debts owed by the shareholder to us.

     Any shares purchased by us are purchased at the value set by our board of directors, which is based on our per-share book value at the end of the previous calendar year, or as of a more recent date if the board deems advisable. Historically, this price has been established in July of each year based on the audited financial statements for the previous calendar year, although the board from time to time has revised the price in a given year based on more current financial information. Beginning next year, we expect that our board will determine the price in March of each year, based on the previous year's audited financial statements, and update the repurchase price from time to time based on more current information if the board deems advisable.

SHAREHOLDERS

     As of March 31, 2002, we had 682 shareholders of record.

DIVIDEND POLICY

     We have not declared or paid any cash dividends on our shares of common stock. We intend to distribute future earnings, if any, that may be generated from our operations, after reserving amounts required to finance our operations and expansion, to our members based on the amount of their purchases from us and endorsed-wholesaler partners and their participation in our programs, regardless of whether members own any common stock or the number of shares they may own. We currently do not plan to pay dividends to holders of our common stock. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our board of directors in its discretion deems relevant.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the three years prior to the date of this registration statement, we have issued and sold the following unregistered shares of common stock:

     * On January 16, 2001, we issued 832 shares of common stock to TPC, pursuant to an Agreement and Plan of Reorganization dated November 3, 2000, whereby our wholly owned subsidiary acquired substantially all of the assets of TPC. The 832 shares were subsequently distributed by TPC to its shareholders and TPC was liquidated. The shares were issued in reliance on Rule 504 of Regulation D under the Securities Act pursuant to an exemption under the Texas Securities Act and a no-action letter issued by the Texas Securities Board. The shares were issued in exchange for assets and liabilities with a book value of $356,584.

     * We issued 2,429 shares of common stock in connection with a 100% stock dividend paid to our shareholders on January 1, 2001, pursuant to the exemption provided under Section 3(a)(9) of the Securities Act.

     * Between April 1, 1999 and December 31, 2000, we issued an aggregate of 577 shares of our common stock in an offering registered in the States of Missouri, Iowa, Illinois, Kansas and in select other states pursuant to state exemptions. The offering was limited to our members, licensed pharmacists who own or are employed by a member and our employees, and was made in reliance on Rule 504 of Regulation D under the Securities Act. The dates of and proceeds from such sales are described below.

          (i) Between September 14, 2000 and December 31, 2000, we issued 142 shares of common stock to 31 members and 3 employees at a price of $1,000 per share for an aggregate price of $142,000.

          (ii) Between August 23, 1999 and July 31, 2000, we issued 346 shares of common stock to 171 members and 11 employees at a price of $750 per share for an aggregate price of $259,500.

          (iii)Between April 1, 1999 and July 27, 1999, we issued 89 shares of common stock to 61 members and 12 employees at a price of $500 per share for an aggregate price of $44,500.

     There were no underwritten offerings employed in connection with any of the transactions set forth in this Item 10.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The following description of our common stock is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, which are included as exhibits to this registration statement, and by the provisions of applicable Missouri law.

     Our authorized capital stock consists of 30,000 shares of common stock, $1.00 par value per share, and no shares of preferred stock. As of March 31, 2002, 5,690 shares of common stock were outstanding and held of record by 682 shareholders.

     VOTING RIGHTS. Each holder of our common stock is entitled to one vote on all matters submitted to a vote of our shareholders, regardless of the number of shares owned.

     DIVIDENDS. The holders of our common stock are entitled to receive ratably any dividends declared by our board of directors from time to time. For a description of our dividend policy, please refer to the information in this registration statement under the heading "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

     CLASSIFIED BOARD OF DIRECTORS. Pursuant to our bylaws, our board is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of our board will be elected each year. Board members may be removed with or without cause by a majority of the shareholders at any meeting of the shareholders.

     LIQUIDATION AND DISSOLUTION. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities.

     NO PREEMPTIVE OR SIMILAR RIGHTS. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights.

     LACK OF MARKET AND TRANSFER RESTRICTIONS. There is no market for our common stock. Holders of our common stock may only transfer their shares to us, a pharmacy member, licensed pharmacists who own or are employed by a pharmacy member or our employees. Shares may not be pledged to a third party as security for a loan. We have a right of first refusal to purchase any shares proposed to be transferred by any shareholder.

     REDEMPTION. We are required to repurchase any common stock owned by a shareholder who terminates his or her membership due to death, incompetency or bankruptcy. The repurchase price is based on the last price set by our board.

     CALL RIGHTS. We have the right to call and repurchase any common stock owned by a holder that no longer satisfies the ownership requirements listed in our bylaws, as determined in the sole discretion of our board of directors. We also have a lien against our shares for any individual debts owed by shareholders to us. The repurchase price is based on the last price set by our board.

     TRANSFER AGENT. We act as our own transfer agent for our common stock.

     Shares are subject to our bylaws which, in accordance with our articles of incorporation, may be amended by our board of directors without shareholder approval. Accordingly, rights or restrictions pertaining to our common stock may be changed from time to time by our board.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article IX of our articles of incorporation provides that we will indemnify any director, officer, employee or agent of TrueCare who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of TrueCare, by reason of the fact that such persons is or was a director, officer, employee or agent of TrueCare, or is serving at the request of TrueCare as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of TrueCare and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Our articles of incorporation further provide that the foregoing indemnification provisions are not exclusive of any other rights available to anyone under our bylaws, any agreement, or by vote of our shareholders or disinterested directors.

     We have also purchased director's and officer's liability insurance, which provides coverage against certain liabilities including liabilities under the Exchange Act.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


                          INDEX TO FINANCIAL STATEMENTS


Independent auditors' report                                              25


Consolidated financial statements:

         Consolidated balance sheets                                      26

         Consolidated statements of income                                27

         Consolidated statements of changes in stockholders' equity       28

         Consolidated statements of cash flows                            29

         Notes to consolidated financial statements                       31

                          Independent Auditors' Report
                          ----------------------------




Board of Directors
Pharmacy Buying Association, Inc. and Subsidiary d/b/a TrueCare Pharmacy
Kansas City, Missouri


We have audited the accompanying consolidated balance sheets of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.


                                                      House Park & Dobratz, P.C.
                                                           Kansas City, Missouri
                                                                  March 11, 2002

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2001 AND 2000

                                 ASSETS (Note 6)

                                                                            2001          2000
                                                                            ----          ----
Current assets:
   Cash                                                                 $   614,519   $ 1,697,442
   Accounts receivable (Note 3)                                           6,380,342     2,462,881
   Inventories                                                            4,672,273     3,418,236
   Prepaid expenses                                                         133,284        79,704
                                                                        -----------   -----------
                  Total current assets                                   11,800,418     7,658,263

Property and equipment (Notes 4 and 7)                                      597,722       414,123

Investment in and advances to affiliate (Note 5)                                          100,000

Security deposit                                                             16,430         2,339
                                                                        -----------   -----------

                                                                        $12,414,570   $ 8,174,725
                                                                        ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt (Note 7)                          $     7,417   $     7,261
   Accounts payable                                                      6,196,385     3,342,898
   Accrued payroll                                                         186,822       140,557
   Deferred revenue                                                        201,600         2,250
   Income taxes payable                                                    532,005       751,761
   Deferred income taxes (Note 10)                                          18,000       117,000
                                                                       -----------   -----------
                  Total current liabilities                              7,142,229     4,361,727
                                                                       -----------   -----------

Long-term debt, less current portion (Note 7)                               18,336        25,457
                                                                       -----------   -----------

Deferred income taxes (Note 10)                                            182,000       368,000
                                                                       -----------   -----------

Commitments (Notes 8 and 11)

Stockholders' equity:
   Common stock, $1 par; authorized 30,000 shares;
      issued and outstanding 5,690 and 2,429 shares,
      respectively                                                           5,690         2,429
   Capital in excess of par value                                          984,891       897,807
   Retained earnings                                                     4,081,424     2,519,305
                                                                       -----------   -----------
                                                                         5,072,005     3,419,541
                                                                       -----------   -----------

                                                                       $12,414,570   $ 8,174,725
                                                                       ===========   ===========

                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                        CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                      2001           2000          1999
                                                      ----           ----          ----
Revenues (Notes 13 and 14)                         $90,414,670   $22,005,359   $ 9,367,882
                                                   -----------   -----------   -----------

Costs and expenses:
   Operating costs (Notes 8, 11 and 12)             83,366,470    17,779,355     6,153,630
   General and administrative (Notes 4, 8 and 9)     4,994,802     2,784,271     2,420,441
                                                   -----------   -----------   -----------
                                                    88,361,272    20,563,626     8,574,071
                                                   -----------   -----------   -----------

Income from operations                               2,053,398     1,441,733       793,811
                                                   -----------   -----------   -----------

Other income (expense):
   Investment income                                    51,940        95,433        50,523
   Interest expense (Note 7)                           (18,444)       (1,066)       (1,986)
                                                   -----------   -----------   -----------
                                                        33,496        94,367        48,537
                                                   -----------   -----------   -----------

Income before income taxes                           2,086,894     1,536,100       842,348

Income taxes (Note 10)                                 776,566       548,729       347,621
                                                   -----------   -----------   -----------

Net income                                         $ 1,310,328   $   987,371   $   494,727
                                                   ===========   ===========   ===========
Earnings per common share:
   Income available to common stockholders         $ 1,310,328   $   987,371   $   494,727

   Weighted average shares outstanding                   5,690         4,663         4,381
                                                   -----------   -----------   -----------

   Basic earnings per share                        $    230.29   $    211.75   $    112.93
                                                   ===========   ===========   ===========

                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                  Capital
                                            Common stock         in excess     Retained          Treasury stock
                                        Shares      Amount      of par value   earnings         Shares    Amount
                                        ------      ------      ------------   --------         ------    ------
Balances, December 31, 1998             1,886    $     1,886    $   473,725    $ 1,037,207        60    $       600

Purchases of common stock                                                                          2          1,250

Sale of common stock                      196            196         99,882

Cancellation of treasury stock            (62)           (62)        (1,788)                     (62)        (1,850)

Net income for the year                                                            494,727
                                        -----     ----------     ----------    -----------

Balances, December 31, 1999             2,020          2,020        571,819      1,531,934        --             --

Acquisition and cancellation of
common stock                              (33)           (33)       (30,467)

Sale of common stock                      442            442        356,455

Net income for the year                                                            987,371
                                        -----     ----------     ----------    -----------

Balances, December 31, 2000             2,429          2,429        897,807      2,519,305        --             --

Stock split in the form of a
stock dividend                          2,429          2,429                        (2,429)

Acquisition of entity (Note 2)            832            832        101,532        254,220

Stock registration fees                                             (14,448)

Net income for the year                                                          1,310,328
                                        -----    -----------     ----------    -----------

Balances, December 31, 2001             5,690    $     5,690    $   984,891    $ 4,081,424         --    $        --
                                        =====    ===========    ===========    ===========       ====    ===========

                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                       2001             2000             1999
                                                                       ----             ----             ----
Cash flows from operating activities:
   Net income                                                 $     1,310,328   $       987,371  $       494,727
   Adjustments to reconcile net income to net
   cash provided (used) by operating activities:
     Depreciation                                                     193,535           143,014          129,097
     Deferred income tax                                      (       285,000)  (       252,000)         280,000
     Loss on investment  in affiliate                                 100,000
  Changes in operating  assets and
     liabilities:
       Accounts receivable                                    (     3,471,837)          124,905  (       561,889)
       Inventories                                            (     1,254,037)  (     2,221,374) (     1,097,093)
       Refundable income taxes                                                           12,639          141,878
       Prepaid expenses                                       (        10,580)           46,227  (       117,390)
       Security deposit                                       (        14,091)
       Accounts payable                                             2,700,130         1,920,779          574,366
       Accrued payroll                                                 46,265            80,248           13,633
       Deferred revenue                                               199,350   (         9,450)          11,700
       Income taxes payable                                   (       253,756)          705,720           46,041
                                                               --------------   ---------------  ---------------

                  Net cash provided (used) by
                  operating activities                        (       739,693)        1,538,079  (        84,930)
                                                               --------------   ---------------   --------------

Cash flows from investing activities:
   Purchase of property and equipment                         (       350,051)  (       343,713) (       163,681)
   Proceeds from maturing municipal bonds                                                                 39,766
   Purchase of investment                                                       (       100,000)
                                                              ---------------    --------------  ---------------
                  Net cash used by investing activities       (       350,051)  (       443,713) (       123,915)
                                                               --------------    --------------   --------------
Cash flows from financing activities:
   Acquisition of common stock                                                  (        10,500) (         1,250)
   Sale of common stock, less offering costs
     of $7,103                                                                          356,897          100,078
   Proceeds from long-term debt                                                                           17,903
   Offering costs                                             (        14,448)
   Principal payments on long-term debt and capital
     lease obligation                                         (        20,107)  (         2,937) (         2,248)
                                                               --------------    --------------   --------------

                  Net cash provided (used) by
                  financing activities                        (        34,555)          343,460          114,483
                                                               --------------   ---------------  ---------------

                                   (continued)

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                               2001             2000             1999
                                                               ----             ----             ----
Net increase (decrease) in cash                         (      1,124,299)       1,437,826  (      94,362)

Cash, beginning of year                                        1,697,442          259,616        353,978

Business acquisition                                              41,376
                                                        ----------------     ------------  -------------

Cash, end of year                                       $        614,519     $  1,697,442  $     259,616
                                                        ================     ============  =============

Supplemental disclosures of cash flow information:
  Cash transactions during the year for:
     Interest paid                                      $         18,444     $      1,066  $       1,986
                                                        ================     ============  =============

     Income taxes paid                                  $      1,207,882     $     48,968
                                                        ================     ============

     Income tax refunds received                        $(         2,860)    $     12,639  $     141,878
                                                        ================     ============  =============

   Non-cash transactions:
     During 2001, the Company acquired net assets of $356,584 of another company (Note 2).

     During 2000, the Company issued a $20,000 promissory note to acquire 20 shares of common stock.

     During 1999, the Company cancelled 62 shares of common stock held in treasury with an original cost of $1,850.


                       See notes to financial statements.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization:

          Pharmacy Buying Association, Inc., d/b/a TrueCare Pharmacy (TrueCare), was incorporated in Missouri on May 16, 1988.

     Nature of operations and consolidation:

          The financial statements have been prepared on the accrual basis of accounting and include the accounts of Pharmacy Buying Association, Inc., d/b/a TrueCare Pharmacy, and its wholly-owned subsidiary, Pharmacy Consolidation Associates, Inc. (Note 2) (the Company). All material intercompany transactions and account balances have been eliminated.

          The Company, on behalf of its members, negotiates generic and other pharmaceutical pricing with pharmaceutical manufacturers and wholesalers. These agreements provide for direct and indirect rebates to be paid based on Company member purchases. The Company, in turn, remits these rebates to its members quarterly. Direct rebates are paid to members based on their purchases from the Company's distribution center. Indirect rebates are paid to members based on their purchases from pharmaceutical manufacturers. The Company's Pharmacist Rebate Network (PRN) tracks the purchases of the Company's members from pharmaceutical manufacturers and wholesalers to calculate the indirect rebates due to members.

          TrueCare formerly administered non-risk managed care contracts with its clients, for which it received transaction based fees under the managed care agreements. During 2000, TrueCare contracted all of its managed care activities to a third-party administrator. During 2001, TrueCare administered managed care contracts for its wholly-owned subsidiary; however, as of December 31, 2001, TrueCare contracted its subsidiary's managed care activities to a third-party administrator as well.

     Stockholders and per capita voting:

          Only licensed pharmacists or entities who own an independent pharmaceutical store and Company officers, directors and employees may be stockholders of the Company. Each stockholder is entitled to one vote regardless of the number of shares owned. There is no trading market for the common stock.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     Concentration of credit risk:

          The Company's customers are primarily located in the midwestern and south central United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

          TrueCare   maintains   its  bank   accounts  with a  single  financial
          institution. The bank balances frequently exceed FDIC insured amounts.

     Estimates and assumptions:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Inventories:

          Inventories are stated at the lower of cost (first-in, first-out method) or market and consist of pharmaceuticals and related pharmacy supplies.

     Property and equipment and depreciation:

          Property and equipment are stated at cost. Depreciation is provided by both accelerated and straight-line methods over the estimated useful lives of the related assets of three to seven years.

          Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

     Deferred revenue:

          Deferred revenue results from the advance collection of registration fees related to the TrueCare annual stockholder meeting held each July/August. Such deferred revenue is recognized as income when the stockholder meeting occurs.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     Deferred revenue (continued):

          During 2001, the Company offered its members the opportunity to pay their yearly 2002 dues in 2001 at a reduced rate. These unearned dues are also included in deferred revenue and are recognized as income ratably in the following year.

     Income taxes:

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current taxes due plus deferred taxes related to temporary differences between the recognition of income and expenses for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

     Keyman life insurance:

          The Company owns a $1,000,000 term life insurance policy on the Chief Executive Officer.

     Reclassifications:

          Certain prior year accounts have been reclassified to conform with current year classifications.

2.   BUSINESS ACQUISITION:

     Effective January 2, 2001, Pharmacy Consolidation Associates, Inc. (PCA), a wholly-owned subsidiary of TrueCare acquired substantially all the net assets of Texas Pharmacy Co-op, Inc., d/b/a Legend Pharmacies (Legend). Legend, a Texas Corporation, was a pharmaceutical buying group comprising independent pharmacies located in Texas. Pursuant to the agreement and plan of reorganization, TrueCare issued 832 common shares to Legend and Legend subsequently dissolved and distributed to its shareholders one TrueCare common share for each outstanding common share of Legend. The acquisition was accounted for under the purchase method of accounting.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


2.   BUSINESS ACQUISITION (CONTINUED):

     The purchase price was allocated as follows:

       Assets acquired:
           Cash                                    $      41,376
           Accounts receivable                           445,624
           Property and equipment, net                    27,083
           Prepaid expenses                               43,000
                                                   -------------
                                                         557,083
                                                   -------------
       Liabilities assumed:
           Accounts payable                              153,357
           Income taxes payable                           34,000
           Capital lease obligation                       13,142
                                                   -------------

                                                         200,499
                                                   -------------
       Net assets acquired                         $     356,584
                                                   =============

     The accompanying consolidated financial statements include the operations of Legend for 2001.

3.   ACCOUNTS RECEIVABLE:

                                                    2001              2000
                                                    ----              ----

     Membership                                  $    637,519    $     895,969
     Distribution                                   5,934,364        1,601,632
     Program and third-party administration             2,459            8,912
                                                 ------------    -------------
                                                    6,574,342        2,506,513
     Allowance for doubtful accounts             (    194,000)   (      43,632)
                                                 ------------    -------------

                                                 $  6,380,342    $   2,462,881
                                                 ============    =============

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


4.   PROPERTY AND EQUIPMENT:
                                               2001               2000
                                               ----               ----

     Furniture and fixtures           $        299,708      $     196,789
     Equipment                                 642,662            466,922
     Software                                  386,001            287,526
                                      ----------------      -------------
                                             1,328,371            951,237
     Accumulated depreciation         (        730,649)     (     537,114)
                                      ----------------      -------------

                                      $        597,722      $     414,123
                                      ================      =============

     Depreciation expense, included in general and administrative expenses, was $193,535, $143,014 and $129,097 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.   INVESTMENT IN AND ADVANCES TO AFFILIATE:

     The Company owns 49.1% of DataRx Management, Incorporated (DataRx) as a result of its direct investment in DataRx (in 2000) and its acquisition of Legend (in 2001) (Note 2). DataRx performs the technological functions of capturing and switching pharmaceutical claim data for its pharmacy clients.

     The Company is not involved in the management of DataRx, has no representation on the DataRx Board of Directors, is not a guarantor of any DataRx obligations, and has agreed not to acquire additional stock. The Company accounts for its investment in DataRx on the equity method.

     Although the unaudited results of operations of DataRx for 2001 report a net loss of approximately $100,000, the Company has fully reserved its investment in and advances to DataRx by a charge to income of $280,000 in 2001.

6.   BANK LINE OF CREDIT:

     The Company has a $3,000,000 bank line of credit. Interest is computed on outstanding balances at prime (4.75% at December 31, 2001). At December 31, 2001 and 2000, there were no amounts outstanding against this line. The line is secured by substantially all the assets of the Company.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


7.   LONG-TERM DEBT:

                                                                                     2001                2000
                                                                                     ----                ----
     Bank note, collateralized by an automobile, interest at 8.1%, payable in monthly installments of $364 including interest,
     due April, 2004                                                           $       9,549        $     12,718

     Promissory note for acquisition of common stock,
     unsecured, interest at 9.5%, payable in quarterly installments
     of $1,268 including interest, due October 1, 2005                                16,204              20,000
                                                                               -------------        ------------
                                                                                      25,753              32,718
     Less current portion                                                              7,417               7,261
                                                                               -------------        ------------

                                                                               $      18,336        $     25,457
                                                                               =============        ============

     As of December 31, 2001, scheduled annual maturities of long-term debt are as follows:

                          Year ending
                         December 31,                      Amount
                         ------------                      ------

                             2002                    $     7,417
                             2003                          8,092
                             2004                          6,135
                             2005                          4,109
                                                     -----------
                                                     $    25,753
                                                     ===========

     All interest costs have been expensed.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


8.   LEASES:

     The Company leases warehouse space, office space and equipment under non-cancelable operating leases with terms ranging from two to five years. The warehouse and office leases require the Company to pay taxes, insurance and maintenance. Rent expense for 2001, 2000 and 1999 was as follows:

                                                                    2001          2000          1999
                                                                    ----          ----          ----
     Warehouse, included in operating costs                       $   59,839    $   37,097    $  37,659
     Office, included in general and administrative                  119,981        64,360       50,170
     Equipment, included in general and administrative                 6,725           765        1,474
                                                                  ----------    ----------    ---------
                                                                  $  186,545    $  102,222    $  89,303
                                                                  ==========    ==========    =========

     Future minimum payments for operating leases having initial and remaining terms of one year or more are as follows:

                          Year ending
                         December 31,                          Amount
                         ------------                          ------

                             2002                       $      304,046
                             2003                              235,328
                             2004                              198,920
                             2005                                2,091

9.   PROFIT SHARING PLAN:

     The Company has a profit sharing plan available to all employees who meet the minimum service requirements. The Plan includes salary deferral features described in Section 401(k) of the Internal Revenue Code.

     All administrative costs of the Plan, except investment fees, are paid by the Company. Non-matching employer contributions are determined annually and are at the discretion of the Board of Directors. Mandatory employer matching contributions are 16% of employee contributions up to 8% of the individual participant's compensation. Employer contributions to the Plan for 2001, 2000 and 1999, included in general and administrative expenses, were $14,358, $9,349 and $8,474, respectively.

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


10.  INCOME TAXES:

     The provision for income taxes consists of:

                                          2001           2000            1999
                                          ----           ----            ----
     Current:
             Federal                 $    879,811     $   648,631    $    54,883
             State and city               181,755         152,098         12,738
                                     ------------     -----------    -----------
                                        1,061,566         800,729         67,621
     Deferred (credit)               (    285,000)    (   252,000)       280,000
                                      -----------      ----------    -----------

     Income tax expense              $    776,566     $   548,729    $   347,621
                                     ============     ===========    ===========

     The effective income tax rate differed from the statutory federal income tax rate primarily due to the following:

                                                     2001       2000      1999
                                                     ----       ----      ----

  Statutory federal income tax rate                  34.0%      34.0%     34.0%

  Tax effect of:
      State income taxes, net of federal benefit      5.0        5.0       5.4
      Change in accounting method used for tax
      from cash to accrual                         (  1.6)   (   2.6)
      Other temporary differences                  (   .2)   (    .7)      1.9
                                                    -----     ------    ------

  Effective income tax rate                          37.2%      35.7%     41.3%
                                                   ======    =======    ======

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


10.  INCOME TAXES (CONTINUED):

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                            2001              2000
                                                                            ----              ----
     Deferred tax assets:
       Current:
         Payroll liabilities not paid within 2 1/2 months
         of year-end                                                   $      45,500    $      43,500
         Financial reporting of depreciation in excess of tax                                   7,000
         Allowance for uncollectible accounts                                 73,500           17,500
         Investment in and advances to affiliate                              38,000
                                                                       -------------    -------------

         Total gross deferred tax assets                                     157,000           68,000
         Valuation allowance                                                    --                 --
                                                                       -------------    -------------
                                                                             157,000           68,000
                                                                       -------------    -------------

     Deferred tax liability:
       Current:
           Section 481 adjustment resulting from cash to accrual
           method change of accounting for tax purposes                      175,000          185,000
                                                                       -------------    -------------

         Net current deferred tax liability                            $      18,000    $     117,000
                                                                       =============    =============

       Long-term:
         Tax depreciation in excess of financial reporting             $       7,000
         Section 481 adjustment resulting from cash to accrual
         method change of accounting for tax purposes                        175,000    $     368,000
                                                                       -------------    -------------

         Non-current deferred tax liability                            $     182,000    $     368,000
                                                                       =============    =============

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


11.  COMMITMENT:

     As consideration for the endorsement of an industry trade group, TrueCare pays the trade group 1% of all TrueCare member contract purchases. The agreement automatically renews at the same terms unless canceled within 180 days of expiration by either party. Trade group endorsement fees, included in operating costs, were $163,043, $138,054 and $158,499 for the years ended December 31, 2001, 2000 and 1999, respectively.

12.  ADVERTISING COSTS:

     The Company expenses advertising costs as incurred. Advertising expense, included in operating costs, was $100,722, $56,685 and $108,041 for the years ended December 31, 2001, 2000 and 1999, respectively.

13.  SEGMENT INFORMATION:

     The Company has three components of its organization about which financial information is available and evaluated by the chief operating decision maker. These segments are distribution, membership and program and third party administration. The segments were organized around differences in products and services and have been described previously in the footnotes. All revenue was generated from U.S. operations.

                                                                      Program and
                                                                      Third Party
                                       Distribution     Membership   Administration    Consolidated
                                       ------------     ----------   --------------    ------------
     2001
       Revenue                        $  82,660,505   $   7,019,387  $    734,778      $  90,414,670
       Income before taxes                  892,935       1,043,176       150,783          2,086,894
       Assets                             7,210,799       5,031,487       172,284         12,414,570

     2000
       Revenue                           17,445,371       3,997,493       562,495         22,005,359
       Income before taxes                  581,183         812,208       142,709          1,536,100
       Assets                             4,742,205       3,228,451       204,069          8,174,725

     1999
       Revenue                            4,880,595       3,540,597       946,690          9,367,882
       Income before taxes                  339,255         351,856       151,237            842,348

                                       40

                PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
                             D/B/A TRUECARE PHARMACY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


14.  RELATED PARTY TRANSACTIONS:

     The Company and its subsidiary had sales to the Board of Directors for the years ended December 31 as follows:

                                            2001           2000          1999
                                            ----           ----          ----

     Members of the Board of Directors   $ 11,614,995  $  3,870,628   $ 884,965
                                         ============  ============   =========

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) See "Index to Financial Statements" on page 24.

(b) See Exhibit Index immediately following the signature page to this registration statement.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     PHARMACY BUYING ASSOCIATION, INC.


Date:  April 29, 2002                By:   /s/  Nick Smock
                                         --------------------------------------
                                         Nick Smock, President, Chief Executive
                                         Officer and Chief Financial Officer

                                  EXHIBIT INDEX

       Exhibit
       Number
       ------
          2.1 Agreement and Plan of Reorganization among the registrant, Texas Pharmacy Co-op, Inc. and Pharmacy Consolidation Corp. dated November 3, 2000
          3.1  Articles of Incorporation of the registrant
          3.2  Amendment to Articles of Incorporation of the registrant
          3.3  Second Amended and Restated Bylaws of the registrant
          4.1  Specimen Common Stock Certificate of the registrant
          4.2 Article VIII of the Second Amended and Restated Bylaws of the registrant, which defines the rights of holders of the securities being registered (included in Exhibit 3.3 above)
          10.1 Employment Agreement between the registrant and Nick Smock dated November 29, 2000
          10.2 Net Lease dated May 18, 2001 between the registrant and Bob Campbell d/b/a Shady Properties
          10.3 Lease Agreement dated July 7, 1999 between the registrant and Enterprise Properties, L.L.C.
          10.4 First Amendment to Lease dated April 4, 2000 between registrant and Enterprise Properties, L.L.C.
          10.5 Improved Property Commercial Lease dated August 1, 2000 between Texas Pharmacy Co-op, Inc. and Carl A. Parker
          21.1 List of subsidiaries of the registrant

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